UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)

                        IMPSAT FIBER NETWORKS, INC.
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                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                45321T 20 2
                                -----------
                               (CUSIP Number)

                             Edward T. Dartley
                   W.R. Huff Asset Management Co., L.L.C.
                               67 Park Place
                        Morristown, New Jersey 07960
                               (973) 984-1233
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                             February 22, 2005
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          (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


--------------------                                          -----------------
CUSIP NO. 45321T 20 2                                         PAGE 2 OF 5 PAGES
--------------------                                          -----------------

------- ------------------------------------------------------- ---------------

1       NAME OF REPORTING PERSON                            William R. Huff
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- ---------------------------------------------------------- ------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)   Not Applicable
                                                           (b)   Not Applicable
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

               OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                               Not Applicable
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           *
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           *
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           *
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           *
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    ___________*
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                         Not Applicable
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    26.2%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                    IA, IN
---------- -------- -----------------------------------------------------------

* WRH Partners Global Securities, L.P., a Delaware limited partnership, W.R. Huff Asset Management Co., L.L.C., a Delaware limited liability company, and certain other affiliated limited partnerships (collectively, the "Huff Entities"), for their clients and/or on behalf of certain separately managed accounts (collectively, the "Accounts"), have been issued and/or have acquired, in the aggregate, $37,325,732 principal amount of the Series A 6% Senior Guaranteed Convertible Notes due 2011 of IMPSAT Fiber Networks, Inc. ("the Company") (the "Series A Notes"), $11,222,469 principal amount of the Series B 6% Senior Guaranteed Convertible Notes due 2011(the "Series B Notes"), and warrants to purchase an aggregate of 320,321 Shares. As of February 22, 2005, the Series A Notes are convertible into 2,746,396 shares of the common stock, par value $0.01 per share (the "Shares"), of the Company, and the Series B Notes are convertible into 538,242 Shares of the Company. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company issued to or on behalf of the Accounts. Thus, as of February 22, 2005 for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own 3,604,959 Shares, or approximately 26.2% of the Shares deemed issued and outstanding as of that date. Mr. Huff's interest in the Shares is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts.

ITEM 4.  PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

          On February 11, 2005, the Company issued a press release announcing the formation of a special committee of the Company's board of directors that will explore recapitalization alternatives for the Company.

          The Huff Entities, as a security holder of the Company, on its own or together with other security holders of the Company, from time to time may engage in discussions with the Company and others concerning the possibility of a recapitalization to reduce or restructure the aggregate debt obligations of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Based upon information in the Company's Form 10-Q, filed by the Company with the Securities and Exchange Commission on November 15, 2004, there were 10,116,100 Shares issued and outstanding as of February 22, 2005. As of February 22, 2005, the Huff Entities, for their clients and/or on behalf of the Accounts, have been issued and/or have acquired, in the aggregate, $37,325,732 principal amount of the Series A 6% Senior Guaranteed Convertible Notes due 2011 of the Company, $11,222,469 principal amount of the Series B 6% Senior Guaranteed Convertible Notes due 2011, and warrants to purchase an aggregate of 320,321 Shares. As of February 22, 2005, the Series A Notes are convertible into 2,746,396 Shares of the Company, and the Series B Notes are convertible into 538,242 Shares of the Company.

          Pursuant to the terms of the Series A Notes and the Series B Notes (collectively, the "Notes"), the Company must pay interest on the Notes, until September 2005, by adding accrued interest to the principal amount of the Notes. As a result of such terms of the Notes, the amount or number of Shares that may be acquired upon the conversion of the Notes is subject to increase, which increase includes both accrued interest that (i) has been accrued prior to the date hereof pursuant to the addition of such accrued interest to the principal amount of the Notes and (ii) may be accrued after the date hereof pursuant to future additions of such accrued interest to the principal amount of the Notes.

          William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company issued to or on behalf of the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. Thus, as of February 22, 2005, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own 3,604,959 Shares, or approximately 26.2% of the Shares deemed issued and outstanding as of that date. Mr. Huff disclaims any pecuniary interest in the Shares.

          The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

          There have been no transactions during the sixty days on or prior to February 22, 2005 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 2005

                                                        /s/ William R. Huff
                                        -----------------------------------
                                        William R.  Huff,  on behalf of WRH
                                        Partners  Global  Securities,  L.P.
                                        and W.R. Huff Asset Management Co.,
                                        L.L.C.,       certain       limited
                                        partnerships and limited  liability
                                        companies   affiliated   with   WRH
                                        Partners  Global  Securities,  L.P.
                                        and W.R. Huff Asset Management Co.,
                                        L.L.C.,   and  certain   separately
                                        managed accounts.